EXHIBIT 12
FINANCIAL INSTITUTIONS, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
(Dollars in thousands)

	Three months
	ended
	March 31,	Years Ended December 31,
	2011	2010	2009	2008	2007	2006
EARNINGS:

Pre-tax income (loss) from continuing operations	$8,826	$30,639	$20,581	$(47,459)	$21,209	$23,607
Fixed charges	6,984	23,224	27,633	36,518	49,153	45,715

Earnings, including interest on deposits (a)	$15,810	$53,863	$48,214	$(10,941)	$70,362	$69,322

LESS: Interest on deposits	3,197	14,853	19,090	29,349	42,714	37,445

Earnings, excluding interest on deposits (b)	$12,613	$39,010	$29,124	$(40,290)	$27,648	$31,877

FIXED CHARGES:
Interest on deposits	$3,197	$14,853	$19,090	$29,349	$42,714	$37,445
Interest on borrowings	604	2,867	3,127	4,268	4,425	6,159
Amortized premiums, discounts and capitalized expenses related to indebtedness (1)	—	—	—	—	—	—
Estimated interest component of rent expense (2)	36	142	147	111	97	90
Preferred security dividends (3)	3,147	5,362	5,269	2,790	1,917	2,021

Fixed charges, including interest on deposits (c)	$6,984	$23,224	$27,633	$36,518	$49,153	$45,715

LESS: Interest on deposits	3,197	14,853	19,090	29,349	42,714	37,445

Fixed charges, excluding interest on deposits (d)	$3,787	$8,371	$8,543	$7,169	$6,439	$8,270

Ratio of earnings to combined fixed charges and preferred security dividends:
Including interest on deposits (a / c)	2.26	2.32	1.74	*	1.43	1.52
Excluding interest on deposits (b / d)	3.33	4.66	3.41	*	4.29	3.85

(1)	Any discount, premium or capitalized expenses on debt are included in interest on borrowings.

(2)	Estimated to be approximately 10% of rent expense.

(3)	Preferred security dividends are shown on a tax-equivalent basis, computed using the effective income tax rate from continuing operations for each period shown.

*	Ratios for this period are less than 1.00. For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $47.5 million.